

14040182

Mail Processing
Section

MAR 04 2014

Washington DC
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 5068/

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING _____ 01/01/13 _____ AND ENDING _____ 12/31/13 _____.
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PARCHMAN, VAUGHAN, & COMPANY, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1040 Park Ave, Suite 120
(No. and Street)

Baltimore	Maryland	21201
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Lara Vaughan   (410)-244-8973
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CliftonLarsonAllen LLP
(Name – *if individual, state last, first middle name*)

9515 Deereco Road, Suite 500	Timonium	Maryland	21093
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report by covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for exemption. See Section 204.17a-5(e)(2)*

OATH OR AFFIRMATION

I, _____LARA VAUGHAN_____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_____PARCHMAN VAUGHAN & COMPANY, LLC_____, as

of_____DECEMBER 31_____, 20__13____, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

City of Baltimore
State of Maryland

_____
Signature

The foregoing instrument was acknowledged before me this   _____Member_____.
26 day of February, 2014, by _Lara Vaughan_ .   Title

_____
Notary Public   My commission expires   1/13, 2018.

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☐ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☒ (m) A copy of the SIPC Supplemental Report.
☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PARCHMAN, VAUGHAN & CO., LLC

2013 FINANCIAL PACKAGE



CliftonLarsonAllen

PARCHMAN, VAUGHAN & CO., LLC

2013 FINANCIAL PACKAGE

PARCHMAN, VAUGHAN & CO., LLC
Baltimore, Maryland

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION PURSUANT TO RULE 17A-5
UNDER THE SECURITIES EXCHANGE ACT OF 1934
December 31, 2013

TABLE OF CONTENTS

 

CliftonLarsonAllen LLP
www.cliftonlarsonallen.com

CliftonLarsonAllen

Independent Auditor's Report

To the Members of
Parchman, Vaughan & Co., LLC
Baltimore, Maryland

Report on the Financial Statements

We have audited the accompanying statements of Parchman, Vaughan & Co., LLC (the Company) which comprise the statement of financial condition as of December 31, 2013, and the related statements of income, changes in members' equity, and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.



An independent member of Nexia International

1

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Parchman, Vaughan & Co., LLC as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Report on Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The Statement Pursuant to Paragraph (d)(4) of Rule 17a-5, the Computation of Net Capital and Aggregate Indebtedness Under Rule 15c3-1 of the Securities Exchange Act of 1934 and the Statement Pertaining to Exemptive Provisions Under 15c3-3(k) required by Rule 17a-5 under the Securities Exchange Act of 1934 are presented for purposes of additional analysis and are not a required part of the financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

CliftonLarsonAllen LLP

CliftonLarsonAllen LLP

Baltimore, Maryland
February 26, 2014

2

FINANCIAL STATEMENTS

PARCHMAN VAUGHAN & COMPANY, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2013

ASSETS

CURRENT ASSETS

Cash	$	50,256
Accounts receivable, net		3,540
Total current assets		53,796

PROPERTY AND EQUIPMENT

Furniture and fixtures	23,056
Equipment	50,361
Leasehold improvements	8,657
Total, at cost	82,074
Less accumulated depreciation	80,922
Total property and equipment	1,152

OTHER ASSETS

Deposits	3,115
Total other assets	3,115

TOTAL ASSETS	$	58,063

LIABILITIES AND MEMBERS' CAPITAL

LIABILITIES

Accounts payable and accrued expenses	314
MEMBERS' CAPITAL	57,749

TOTAL LIABILITIES AND MEMBERS' CAPITAL	$	58,063

The accompanying notes are an integral part of the financial statements.

PARCHMAN VAUGHAN & COMPANY, LLC
STATEMENT OF INCOME
Year Ended December 31, 2013

REVENUE		
Fee revenue	$	578,951
EXPENSES		
General and administrative		107,553
Salary and benefits		394,373
Occupancy		38,700
Total expenses		540,626
NET INCOME	$	38,325

The accompanying notes are an integral part of the financial statements.

PARCHMAN VAUGHAN & COMPANY, LLC
STATEMENT OF CHANGES IN MEMBERS' CAPITAL
Year Ended December 31, 2013

BALANCE, DECEMBER 31, 2012	$	19,424
Net Income		38,325
BALANCE, DECEMBER 31, 2013	$	57,749

The accompanying notes are an integral part of the financial statements.

PARCHMAN VAUGHAN & COMPANY, LLC
STATEMENT OF CASH FLOWS
Year Ended December 31, 2013

CASH FLOWS FROM OPERATING ACTIVITIES

Net income	$	38,325
Adjustments to reconcile net loss to net		
cash used in operating activities:		
Effects of changes in operating assets and liabilities:		
Accounts receivable, net		(3,276)
Accounts payable and accrued expenses		(388)
Net cash used in operating activities		34,661

CASH FLOWS FROM INVESTING ACTIVITES

Purchase of Property and Equipment	(1,152)
Net cash used in investing activities	(1,152)

CASH FLOWS FROM FINANCING ACTIVITIES

Deferred financing costs	3,238
Net cash provided by financing activities	3,238

NET INCREASE		36,747
CASH, BEGINNING OF YEAR		13,509
CASH, END OF YEAR	$	50,256

The accompanying notes are an integral part of the financial statements.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Parchman, Vaughan & Co., LLC (the Company), a Maryland limited liability company, is an investment banking firm that primarily provides private placement, merger and acquisition and other financial advisory services to corporations. The Company is a member of the Financial Industry Regulatory Authority (FINRA), and is therefore subject to certain regulatory requirements including the maintenance of a certain amount of net capital. The Company's accounting records are maintained on the accrual basis. The accounting and tax year is the calendar year.

In accordance with the operating agreement, unless sooner terminated, the LLC shall continue to be in existence until December 31, 2025. The agreement also states that Members are not obligated to restore negative capital accounts.

Cash

For purposes of the Statement of Cash Flows, cash includes deposits in a financial institution.

Accounts Receivable

Accounts receivables result from charges for services to its customers. Accounts are regularly assessed for collectability and allowances are established for doubtful accounts. There was no allowance at December 31, 2013.

Fee Revenue

Fee revenues include fees earned from providing private placement, merger and acquisition and other financial advisory services. Substantially all fee revenues are recorded when the services are provided and the income is reasonably determinable.

Fixed Assets and Depreciation

Office furniture and equipment are recorded at cost less accumulated depreciation. The Company defines fixed assets as office furniture and equipment which individually cost more than $500 and have an estimated useful life in excess of three years.

Depreciation is computed using the straight-line method over estimated useful lives of five to seven years.

Income Taxes

Income or loss is includable in the income tax returns of the individual members; therefore, no income tax provision has been provided in the accompanying financial statements.

The Company files income tax returns in the U.S. federal jurisdiction and one state. The Company is a pass-through entity for income tax purposes whereby any income tax liabilities or benefits are attributable to the Company's owners. The LLC members separately pay tax on their pro-rata shares of the Company's income, deductions, losses and credits.

NOTE 2 – CONCENTRATION OF CREDIT RISK

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and trade accounts receivable. The Company places its cash with high credit quality institutions. At times, such balances may be in excess of the FDIC insurance limit. The Company reviews and continually reassesses the credit worthiness of all customers.

NOTE 3 – COMMITMENTS AND CONTINGENCIES

Leasing Arrangements

The Company leases office space under an operating lease agreement that expires in October 2015. Rental expense of $38,700 was charged to operations for the year ended December 31, 2013.

The Company leases vehicles for two of its members under operating leases that expire in February and December 2017. Rental expense of $18,805 was charged to operations for the year ended December 31, 2013.

Annual minimum lease payments under non-cancellable leases are as follows:

	Office	Vehicles	Total
2014	$ 38,226	$ 18,944	$ 57,170
2015	38,226	18,944	57,170
2016		18,944	18,944
2017		9,375	9,375

NOTE 4 – PENSION PLAN

The Company discontinued its participation in a 401(k) Retirement Plan and Trust in 2013. The Plan covered all employees age twenty-one and over who had completed one year of service with the Company. There were no contributions made by the employees and no Company contributions to this Plan for the year ended December 31, 2013.

NOTE 5 – INCOME TAXES

The Company follows the FASB's requirements for accounting for uncertain tax positions. The Company determined that it was not required to record a liability related to uncertain tax positions as a result of these requirements.

The federal and state income tax returns of the Company for 2010, 2011, and 2012 are subject to examination by the IRS and state taxing authorities, generally for three years after they were filed.

NOTE 6 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2013, the Company had net capital of $49,942, which was $44,942 in excess of its required net capital. The Company's aggregate indebtedness to net capital ratio was .01 to 1.

NOTE 7 – FOCUS REPORT

There are no material differences between these financial statements and the December 31, 2013 FOCUS report filed with the FINRA.

NOTE 8 – CONCENTRATION OF REVENUE

Approximately 100% of the Company's fee income for the year ended December 31, 2013 was from eight customers, with a total of four who accounted for at least 10% of total fee income separately.

NOTE 9 – SUBSEQUENT EVENTS

Management evaluated subsequent events through February 26, 2014, the date the financial statements were available to be issued. Events or transactions occurring after December 31, 2013, but prior to February 26, 2014, that provided additional evidence about conditions that existed at December 31, 2013 have been recognized in the financial statements for the year ended December 31, 2013.

SUPPLEMENTARY INFORMATION

There are no material differences between the computation of net capital required and aggregate indebtedness pursuant to Rule 15c3-1 contained in the supplementary information to the financial statements and the corresponding computation prepared by, and included in, the Company's unaudited amended Part II Focus Report filing as of December 31, 2013.

PARCHMAN VAUGHAN & COMPANY, LLC
COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS
UNDER RULE 15c3-1 OF THE SECUIRITIES EXCHANGE ACT OF 1934
December 31, 2013
(Continued)

COMPUTATION OF NET CAPITAL

1. Total ownership equity from statement of financial condition		$ 57,749
2. Deduct: Ownership not allowable for net capital		-
3. Total ownership equity qualified for net capital		57,749
4. Add:		
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		-
B. Other deductions or allowable credits		-
5. Total capital and allowable subordinated liabilities		57,749
6. Deductions and/or charges		
A. Total nonallowable assets from Statement of Financial Condition:		
1. Accounts receivable, net	(3,540)	
2. Property and Equipment, net	(1,152)	
3. Deposits	(3,115)	
		(7,807)
7. Other additions and/or allowable credits		-
8. Net capital before haircuts on securities positions		49,942
9. Haircuts on securities:		
A. Contractual securities commitments		-
B. Subordinated securities borrowings		-
C. Trading and investment securities:		
1. Exempted securities	-	
2. Debt securities	-	
3. Options	-	
4. Other securities	-	
		-
10. Net capital		$ 49,942

PARCHMAN VAUGHAN & COMPANY, LLC
COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS
UNDER RULE 15c3-1 OF THE SECUIRITIES EXCHANGE ACT OF 1934
December 31, 2013
(Continued)

COMPUTATION OF NET CAPITAL

11.	Minimum net capital required (6 2/3% of line 19)	$ 21
12.	Minimum dollar net capital requirement of reporting broker	$ 5,000
13.	Net capital requirement (greater of line 11 or 12)	$ 5,000
14.	Excess net capital (line 10 less line 13)	$ 44,942
15.	Net capital less greater of 10% of aggregate indebtedness or 120% of minimum dollar net capital	$ 43,942

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total aggregate indebtedness included in statement of financial condition	$ 314
17.	Additions	-
19.	Total aggregate indebtedness	$ 314
20.	Ratio of aggregate indebtedness to net capital (line 19 divided by line 10)	0.01

PARCHMAN VAUGHAN & COMPANY, LLC
STATEMENT PERTAINING TO EXEMPTIVE
PROVISIONS UNDER 15c3-3(k)
December 31, 2013

Computation for Determination of Reserve
Requirement Under Exhibit A
of Rule 15c3-3

Member exempt under 15c3-3(k)(2)(i).

Information Relating to Possession
and Control Requirements
Under Rule 15c3-3

Member exempt under 15c3-3(k)(2)(i).

OTHER INFORMATION



CliftonLarsonAllen LLP
www.cliftonlarsonallen.com

**Report of Independent Accountants on
Internal Control as Required by SEC Rule 17a-5**

To the Members of
Parchman, Vaughan & Co., LLC
Baltimore, Maryland

In planning and performing our audit of the financial statements of Parchman, Vaughan & Co., LLC (the Company) as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.



A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for limited purposes described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we noted the following matter involving the internal control structure that we consider to be a material weakness as defined above. This condition was considered in determining the nature, timing and extent of procedures performed in our audit of Parchman, Vaughan & Co., LLC for the year ended December 31, 2013, and does not affect our report thereon dated February 26, 2014.

SEGREGATION OF DUTIES

The Company does not have an adequate segregation of duties over accounting transactions. This condition increases the possibility that errors or irregularities may occur and not be detected on a timely basis. When this condition exists, management's close supervision and review of accounting information is a critical means of preventing or detecting errors and irregularities.

Inadequate segregation of duties is not uncommon in small businesses. When a limited number of individuals share responsibilities for access to assets and accounting, it is sometimes difficult to mitigate the control weaknesses caused by a lack of segregation of duties. It is rarely practical to hire additional employees just to improve internal controls. However, there are usually compensating procedures that can be implemented, either by the member/manager directly, or by other employees. When performed by other employees, it is especially important that those employees be adequately trained and supervised. Even then, override by supervisory employees may be possible.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013 to meet the SEC's objectives.

This report is intended solely for the use of the Company, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CliftonLarsonAllen LLP

CliftonLarsonAllen LLP

Baltimore, Maryland
February 26, 2014

PARCHMAN, VAUGHAN & CO., LLC
Baltimore, Maryland

AGREED-UPON PROCEDURES – SPIC-7
December 31, 2013



CliftonLarsonAllen LLP
www.cliftonlarsonallen.com

Independent Accountant's Report

To the Members of
Parchman, Vaughan & Co., LLC
Baltimore, Maryland

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by Parchman, Vaughn & Company, LLC (the Company), the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the SIPC (collectively, the "specified parties"), solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Parchman, Vaughn & Company, LLC's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compare the listed assessment payments on page 1, items 2B and 2F of Form SIPC-7 with the respective cash disbursement records, including bank statements, cash disbursement journals, and check copies, as follows::

    a. Payment on page 1, line 2B of Form SIPC-7, dated July 18, 2013 in the amount of $608.62 was compared to the general ledger report printed on February 13, 2014, the July 2013 bank statement, and the check copy.

       No differences were noted.

    b. Payment on page 1, line 2F of Form SIPC-7, dated January 27, 2014 in the amount of $838.76 was compared to the general ledger detail report printed on February 13, 2014, the February 2014 bank statement and the check copy.

       No differences were noted.

2) Compare the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013.

       No differences were noted.


1

3) Compare any adjustments reported in Form SIPC-7 with the supporting schedules and working papers, including general ledger detail.

> No adjustments were noted.

4) Prove the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, including general ledger detail.

   a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment on page 2, line 2e of the attached Form SIPC-7 amounting to $578,951.00 and $1,447.38, respectively.

   > No differences were noted.

5) Compare any amount of overpayment applied, if any, to the current assessment with the Form SIPC-7T, on which it was originally computed.

   > None found.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

CliftonLarsonAllen LLP

CliftonLarsonAllen LLP

Baltimore, Maryland
February 26, 2014

2



SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended 12/31/2013
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

> 050681   FINRA   DEC
> PARCHMAN VAUGHAN & COMPANY LLC · 12*12
> 1040 PARK AVE STE 120
> BALTIMORE MD 21201-5633

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Lara Vaughan - 410-244-8973

2. A. General Assessment (item 2e from page 2) $ 1447.38

   B. Less payment made with SIPC-6 filed (exclude interest)   (608.62)

   _____
        Date Paid

   C. Less prior overpayment applied   (—)

   D. Assessment balance due or (overpayment)   838.76

   E. Interest computed on late payment (see instruction E) for_____days at 20% per annum   —

   F. Total assessment balance and interest due (or overpayment carried forward) $ 838.76

   G. PAID WITH THIS FORM:
       Check enclosed, payable to SIPC
       Total (must be same as F above) $ 838.76

   H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Parchman, Vaughan & Company, LLC
(Name of Corporation, Partnership or other organization)

Lara Vaughan
(Authorized Signature)

Dated the 27 day of January, 20 14.

CEO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____   _____   _____
        Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2013
and ending 12/31/2013

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9. Code 4030) $ 578,951.⁰⁰

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors,not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing. registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

      Total additions

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust. from the sale of variable annuities. from the business of insurance. from investment advisory services rendered to registered investment companies or insurance company separate accounts. and from transactions in security futures products.

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills. bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

      (Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_____

      Enter the greater of line (i) or (ii)

      Total deductions

2d. SIPC Net Operating Revenues $ 578,951.⁰⁰

2e. General Assessment @ .0025 $ 1447.38

(to page 1. line 2.A.)

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